

March 31, 2010

Room 4631

Matthew C. Flanigan
Senior Vice President - Chief Financial Officer
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, Missouri 64836

> **Re: Leggett & Platt, Incorporated**
> **Form 10-K for Year Ended December 31, 2009**
> **File No. 001-07845**

Dear Mr. Flanigan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity and Capitalization, page 47

Cash from Operations, page 50

1. Your liquidity section briefly discusses that increased operating cash flows in 2009 were a result of improving working capital trends such as decreases in

accounts receivable and inventory. You also state that although you had decreases in accounts receivable and inventory you saw increases in days sales outstanding and days of inventory on hand. Your disclosure does not provide a detailed discussion regarding the collectability of your receivables as you state the increase in DSOs is a result of slowed customer payments nor do you discuss the significant write offs you recorded during 2009 that is presented in Schedule II. Given the significant impact that receivables and inventory have on your liquidity, MD&A and liquidity should explain the reasons for these changes and any variances in the corresponding turnover ratios, how you have determined that your remaining accounts receivables are collectible and your inventory is recoverable, as well as the increase in write offs during 2009. Additionally, please consider expanding your policy on allowances for doubtful accounts to discuss your recent experience of collectability in light of the current economic environment as well as addressing the reasons for the significant write offs during 2009 compared to previous years. Note this disclosure would enhance an investors understanding of your cash flows position and the company's ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to FRR 501.03 and SEC Release 33-8350.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Senior Accountant at (202) 551-3738 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief